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                             November 6, 2023

       Davin Kazama
       Chief Executive Officer
       Pono Capital Three, Inc.
       643 Ilalo St. #102
       Honolulu, Hawaii 96813

                                                        Re: Pono Capital Three,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed on October
23, 2023
                                                            File No. 333-274502

       Dear Davin Kazama:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023 letter.

       Form S-4/A filed October 23, 2023

       General

   1. We note your response to prior comment 21. Please elaborate on the other covenants and commitments received by
the holders of Founder Shares and Placement Shares.
       Recommendation to Pono Shareholders, page 32

   2. We note your response to prior Comment 4 and reissue in part. Please quantify the aggregate dollar amount
and describe the nature of what the sponsor and its affiliates have at risk that depends on
completion of a business combination. Include the current value of securities held, loans
extended, fees due, and out-of-pocket expenses for which the sponsor and its
affiliates are awaiting reimbursement.

       Unaudited Pro Forma Condensed Consolidated Combined Financial
Information
 Davin Kazama
Pono Capital Three, Inc.
November 6, 2023
Page 2
Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position, page 45

3. We note your response to comment 5 and your disclosures in pro forma adjustment I indicating that the fair value of the Forward Share Purchase Agreement derivative represents the full fair value of the Recycled Shares. Considering the derivative appears to represent an embedded put option on your shares, clarify how you determined the derivative should equal the fair value of the underlying shares as opposed to an amount calculated using a valuation technique appropriate under the circumstances. See ASC 820-
      10-35-2 and ASC 820-10-35-24 through -24A.
Information About Horizon
Overview, page 174

4. We note your disclosure regarding a Special Flight Operations Certificate planned for Q3
      2023. Please revise your disclosure to provide an update on the current status of this certificate.
       Please contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameDavin Kazama
                                                            Division of
Corporation Finance
Comapany NamePono Capital Three, Inc.
                                                            Office of
Manufacturing
November 6, 2023 Page 2
cc:       Peter Strand
FirstName LastName